April 7, 2020

Michael Quaid
Chief Executive Officer
Boomer Holdings Inc.
8670 W. Cheyenne Avenue
Las Vegas, NV 89129

       Re: Boomer Holdings Inc.
           Registration Statement on Form S-1
           Filed March 11, 2020
           File No. 333-237087

Dear Mr. Quaid:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Company Overview, page 1

1. You disclose that your CB5 formula is the first FDA-compliant alternative that fully supports the body's endocannabinoid system (ECS). Please revise your disclosure to clearly explain the meaning of the term "FDA-compliant" as used with respect to your
       CB5 formula. Please also disclose whether your products are subject to regulation by the
       FDA and /or require FDA approval, and if they are not, please provide related risk disclosure in an appropriate place in the filing.
2.     Please revise your disclosure to define the term "terpene."
 Michael Quaid
FirstName LastNameMichael Quaid
Boomer Holdings Inc.
Comapany NameBoomer Holdings Inc.
April 7, 2020
Page 7,
April 2 2020 Page 2
FirstName LastName
Risk Factors, page 4

3. In light of the recent novel coronavirus (COVID-19) outbreak, please tell us whether the outbreak has impacted, or you expect the outbreak to have a material impact in the near-
         and long-term, and if so, disclose this in your filing. For example, describe any current and anticipated material impact on your financial condition and results of operations and any anticipated impact on your overall liquidity position and outlook as a result of the outbreak. For guidance, see Division of Corporation Finance Disclosure
Guidance: Topic
         No. 9 (March 25, 2020), available at
www.sec.gov/corpfin/coronavirus-covid-19 .
Risks Related to the Company
The Company may incur losses as it seeks to grow., page 4

4. Please revise this risk factor to reflect that you have already incurred losses. In this regard, we note that you had $2,866,073 in net loss for the period June 7, 2019 (date of formation) to December 31, 2019.
Business, page 13

5. Please expand your disclosure to describe how, where, and by whom your products are manufactured and supplied.
6. In the fifth and sixth paragraphs under "Products" and elsewhere in your prospectus, you refer to purported benefits and effects your products have on humans and pets, including a reference to "medical-grade skincare." Similarly, you discuss these benefits and effects in the first paragraph on page 14 under "Market Size," suggesting in part that "CB5 is a more effective solution than CBD because it hits more receptors in the ECS with an entourage effect of many different plant terpenes." Disclose clearly that the FDA has not reviewed or cleared any of your products and that it also has not endorsed or verified any of your claims regarding your products. If accurate, also disclose that none of your products is designed to treat or cure any disease, and that none has been approved by the FDA for any purpose.
Government Regulation, page 14

7. You disclose that you are in compliance with applicable federal, state and other regulations and that you have compliance programs in place to ensure compliance going forward. Please expand your disclosure to describe the regulations that are material to your business. See Item 101(h)(4)(ix) of Regulation S-K.
Management, Executive Compensation and Corporate Governance, page 15

8. Please expand the biographical descriptions for your executive officers and directors to identify the positions held and the principal employers during the past five years, eliminating any gaps or ambiguities with regard to time. Please specify for all three individuals when each such position began and ended. Also, we note that your website
 Michael Quaid
FirstName LastNameMichael Quaid
Boomer Holdings Inc.
Comapany NameBoomer Holdings Inc.
April 7, 2020
April 3 2020 Page 3
Page 7,
FirstName LastName
         indicates that David Racz, James Thomsen, and Daniel Malina serve as directors on your board, but these individuals are not identified as directors in your prospectus. You refer at pages 15-16 to only one officer or director when discussing bankruptcy and legal proceedings, rather than addressing all your officers and directors. In the last paragraph at page 18, you refer to having a staggered board, but your biographical descriptions do not identify which directors serve in each of the staggered classes. Please explain or revise each of these items accordingly.
Executive Compensation, page 16

9. We note that your President, COO, and CEO earned salaries of $48,000, $60,000, and
         $60,000, respectively, for fiscal 2019. Please disclose the material terms of your employment arrangements with these executive officers, whether written or unwritten. See
         Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 17

10. In light of the disclosure you provide in tabular footnote 3, please provide corresponding tabular entries for the shares and percentage beneficially owned by Daniel Capri.
         Currently the table shows that he beneficially owns no shares. Also revise to clarify the references to the two different entity names in the related tabular disclosure.
Selling Stockholders, page 21

11. We note your disclosure that you agreed to register 2,077,081 shares of common stock currently held by Boomer Natural Holdings, Inc., your principal stockholder, so that it could distribute such shares to certain of its stockholders and to register such shares for resale. We further note that the selling stockholders identified in the selling stockholder table appear to be stockholders of Boomer Natural Holdings, Inc. Although you state that the listed shares were "beneficially owned by each Selling Stockholder as of March 9,
         2020," it appears that you include many more selling stockholders than you indicate at 12 held such shares at that date. Please confirm whether the distribution of shares by Boomer
         Natural Holdings, Inc. to its stockholders was completed prior to the date you filed the registration statement.
Plan of Operations and Funding, page 28

12. You disclose that in connection with your business plan, management anticipates additional increases in operating expenses and capital expenditures relating to: (i)
         developmental expenses associated with a start-up business and (ii) marketing expenses. Please revise your disclosure to provide more details regarding your business plan for the next 12 months, including a discussion of the activities relating to these expenses and the timelines and associated costs accompanying these activities.
 Michael Quaid
FirstName LastNameMichael Quaid
Boomer Holdings Inc.
Comapany NameBoomer Holdings Inc.
April 7, 2020
Page 7,
April 4 2020 Page 4
FirstName LastName
Item 16. Exhibits and Financial Statement Schedules, page 34

13. Please file copies of your bylaws, your Cheyenne Technology Center operating facility lease, and each of your three line of credit agreements entered into on July 1, 2019 as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-1

14. Please tell us why the audit report and financial statements being provided represent Boomer Naturals, Inc. instead of financial statements for the registrant, Boomer
         Holdings, Inc. See Item 11(e) in Part 1 to Form S-1. We note that on page F-6 you disclose Boomer Naturals, Inc. is a wholly owned subsidiary of Boomer Holdings, Inc.
Statement of Stockholders' Equity, page F-4

15. We note the cover page discloses share information has not been adjusted to give effect to the 3-for-1 forward split. We also note you disclose on page 26 the company approved the amendment of the articles of incorporation to increase the number of authorized shares and effect the forward-split. Please tell us how your share and earnings per share information is compliant with guidance in SAB Topic 4.C and ASC 260-10-55-12. Also tell us how the 42,837,913 common shares outstanding prior to the offering disclosed on page 3 reconciles with 121,446,757 common shares outstanding at December 31, 2019 as presented in your balance sheet and statement of stockholders' equity.
2. Summary of Significant Accounting Polices
Recent accounting pronouncement not yet effective, page F-9

16. Your disclosures under this heading indicate that you are still evaluating the impacts that
         ASU 2016-02 "Leases (Topic 842)" and ASU 2016-12 "Revenue from Contracts with
         Customers (Topic 606)" will have on your financial statements and related disclosures.
         However your disclosure also indicates that Topic 606 is effective for you for the year ended December 31, 2019 and that you adopted ASC 842 effective December 31, 2019.
         Please clarify whether you have adopted these standards and revise your disclosures, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael Quaid
Boomer Holdings Inc.
April 7, 2020
Page 5

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Quaid
                                                         Division of
Corporation Finance
Comapany NameBoomer Holdings Inc.
                                                         Office of Energy &
Transportation
April 7, 2020 Page 5
cc:       Peter Campitiello, Esq.
FirstName LastName